5151 Corporate Drive Troy, Michigan 48098-2639 Phone: (248) 312-2000
Confidential Treatment Requested
By Flagstar Bancorp, Inc.: FB-0102
November 30, 2007
Mr. Paul Cline
Senior Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

Re:	Flagstar Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 1, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2007 Filed May 8, 2007
File No. 001-16577
Dear Mr. Cline:
     We are writing in response to your letter, dated October 29, 2007 (the “Comment Letter”), regarding the Form 10-K for the fiscal year ended December 31, 2006 filed by Flagstar Bancorp, Inc. (the “Company”) on March 1, 2007 and the Form 10-Q for the quarterly period ended March 31, 2007 filed by the Company on May 8, 2007.
     Our responses to the Comment Letter are set forth below and preceded by a reproduction of each of the respective comments therein.
     The Company hereby requests that the Securities and Exchange Commission afford confidential treatment, pursuant to Rule 83, to the Company’s response to comment 6 (Request Number 1, Request Number 2, and Request Number 3) and to all of Appendix A (Request Number 4). The omitted portions are indicated with [***].
Item 1. Business
Secondary Market Loan Sales, page 6
Comment No. 1:       We note your responses to comments 6, 8, 16 and 17 from our July 19, 2007 letter.
a.	To provide investors a simple understanding of secondary market loan sales, please revise to disclose the amount and nature (agency, non-agency securitization, whole loan sale, etc.) of your secondary market loan sales for each of the periods presented.

b.	Please revise your proposed disclosure in your response to comment 17 to expand on the nature and timing of your activities with agencies and other entities. For example, discuss if you “sell” or

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“swap” loans with agencies, which entity securitizes the loans and if you receive cash or mortgage-backed securities from agencies. Clearly discuss the cash flows associated with this activity. Also, clearly separate your disclosures related to non-agency securitizations and your transactions with agencies.
Response No. 1:
1(a) — In response to the Staff’s comment, we propose to add the following disclosure in the revised 2006 Annual Report on Form 10-K:
The following table indicates the breakdown of our loan sales/securitizations by principle channel for the period as indicated:

	For the Year Ended December 31,
	2006	2005	2004
	Principal Sold	Principal Sold	Principal Sold
	%	%	%

Agency Securitizations	83.14%	89.56%	95.35%

Whole Loan Sales	14.57%	7.88%	4.65%

Private Securitizations	2.29%	2.56%	0.00%

Total	100.00%	100.00%	100.00%

1(b) — To more clearly describe whether we sell or swap loans in our securitization process, and which entity securitizes the loans, we are revising the proposed disclosure that we earlier provided the Staff in response to comment 17. In particular, we are deleting the third and fourths sentence of the first paragraph, and we are adding a new second paragraph that will read as follows:
     “Most of the mortgage loans that we sell are securitized through the Agencies. In an Agency securitization, we exchange mortgage loans that are owned by us for mortgage-backed securities that are guaranteed by Fannie Mae or Freddie Mac or insured through Ginnie Mae and are collateralized by the same mortgage loans that were exchanged. Most or all of these mortgage-backed securities may then be sold to secondary market investors, which may be the Agencies or other third parties in the secondary market. We receive cash payment for these securities upon the settlement dates of the respective sales, at which time we also transfer the related mortgage-backed securities to the purchaser.”
We are revising the existing second paragraph of the proposed disclosure (which will now become the third paragraph following insertion of the above text) to replace the first sentence to read as follows:

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“We have also securitized a smaller portion of our mortgage loans through a process which we refer to as a private-label securitization, to differentiate it from an Agency securitization.”
We are revising the second sentence in the existing third paragraph (which will become the fourth paragraph in the revised disclosure) to read as follows:
“Such retained interests include residual interests, which arise as a result of our private-label securitizations, and mortgage servicing rights (“MSRs”), which can arise as a result of our Agency securitizations, our private-label securitizations, or both.”
We are revising the first sentence in the existing last paragraph of the proposed disclosure by modifying the opening clause from “When we sell mortgage loans, . . .” to “When we sell mortgage loans, whether through Agency securitizations, private-label securitizations or on a whole loan basis, . . .”
Flagstar Credit Corporation, page 7

Comment No. 2:	We note your response to comment 1 from our July 19, 2007 letter. We do not agree that disclosing FCI’s total loss exposure may be misleading. On the contrary, we believe it is important for investors to understand the risks associated with your operations. Therefore, please disclose FCI’s maximum exposure as of the ending balance sheet date and disclose other supplemental information to allow investors to fully understand the risks associated with this exposure.

Response No. 2:
We propose to include as disclosure in the revised 2006 Annual Report on Form 10-K our previous response to the Staff comment 1, modified as follows:
•	In the first sentence of the first paragraph, we will remove the opening clause that refers to the Staff.

•	In the first paragraph, we propose adding a new last sentence as follows:
“Pursuant to our individual agreements with the private mortgage insurance companies, we are obliged to maintain cash in a separately managed account for the benefit of these mortgage insurance companies to cover any losses experienced in the portion ceded to us. The amounts we maintain are determined periodically by these companies and reflect their overall assessment at the time of our probability of maximum loss related to our ceded portion and the related severity of such loss. Pursuant to these agreements, we are not obliged to provide any funds to the mortgage insurance companies to cover any losses in our ceded portion other than the funds we are required to maintain in this separately managed account. At December 31, 2006 this separately managed account had a balance of $23.3 million”.
•	In the second paragraph, we will remove the last two sentences.

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•	In a new third paragraph, we will insert the following disclosure:
“Subsequent to December 31, 2006, we formed a new reinsurance company called Flagstar Reinsurance Company (“FRC”) as a wholly-owned subsidiary of the Company. With the approval of each of the mortgage insurers, all of the assets of FCI were transferred to FRC effective October 1, 2007, all actual and contingent liabilities that FCI had at the time were assumed by FRC without any further recourse to FCI, and FRC succeeded to all rights and obligations of the agreements with the mortgage insurers. Following this transfer, FRC has continued the operations of FCI without change.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Secondary Market Reserve, page 28

Comment No. 3:	We note your responses to comments 2 and 3 from our July 19, 2007 letter. We also note that there appears to be consistent material adverse adjustments to your previous estimates of expected losses on loans sold.
a.	Please revise to disclose, if true, that your customary representations and warranties are in place for the life of the loan. If this is not the case, please revise to disclose how long they are in place from the date of sale.

b.	Please revise to disclose the underlying causes related to the increases in your estimated losses related to prior loan sales for all periods presented.

c.	Please revise to disclose if at the time of the loan sale, your secondary loss reserve is your estimate of the total amount of expected losses for the entire life of the loans sold. If so, disclose the reasons you believe you have continually under estimated the amount of expected losses at the time of the loan sale. If not, please tell us why you believe your estimate should not capture all expected losses at the time of the loan sale.

Response No. 3:
3(a) — In response to the Staff’s comment, we will revise the existing disclosure to note that the customary representations and warranties are in place for the life of the loan.

3(b) — As we outlined in our previous responses to the Staff, the secondary market reserve estimate is one of the more difficult accounting estimates because many of the factors considered in the estimate are highly subjective. Expected loss rates, as well as expected repurchase rates, are affected by numerous factors that are not always intuitive or easily attainable. For example, until recently we had not incurred any significant losses relating to loans sold for which the underlying property was located in California. We believe that investors had no reason to require us to repurchase these loans because the investor had minimal

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risk of loss due to the appreciation of the underlying property. Further, because the secondary market reserve risk relates to representations and warranties that existed upon sale of the loan to the investor and no repurchase requests had been presented to us, we had no statistical information on such exposure. With the recent decline in home prices in California, we anticipate repurchases from this market, but do not have hard data with which to estimate this exposure. This example is mentioned only to demonstrate the difficulty in achieving a precise estimate and that estimates may change dramatically over time.

During the third quarter of 2007, we noted that a financial services company much larger than us increased their secondary market reserve by more than sixty percent. We mention this merely to point out that this estimate is potentially volatile and is susceptible to economic conditions that change over time. We believe that, while our estimation process continues to evolve, it is sound and produces reliable estimates over time.

We propose to add the following to our critical accounting policy on page 28 of the 2006 Annual Report on Form 10-K.
“Like our other critical accounting policies, our secondary market reserve is highly dependent on subjective and complex judgments and assumptions. We began to specifically account for this risk in 2003 and have continued to enhance our estimation process and adjust our assumptions. Our assumptions are affected by factors both internal and external in nature. Internal factors include, among other things, level of loan sales, as well as to whom the loans are sold, improvements to technology in the underwriting process, expectation of credit loss on repurchased loans, expectation of loss from indemnification payments made to loan purchasers, the expectation of the mix between repurchased loans and indemnifications, our success rate at appealing repurchase demands and our ability to recover any losses from third parties. External factors that may affect our estimate includes, among other things, the overall economic condition in the housing market, the economic condition of borrowers, the political environment at investor agencies and the overall U. S. and world economy. Many of the factors are beyond our control and lend to judgments that are susceptible to change.”

3(c) — As mentioned in our response to 3.a., we believe representations and warranties span the life of the underlying loan contract. However, as discussed in our response to 3.b., we believe that the many factors that contribute to the estimate of the secondary market reserve to account for losses incurred as a result of representations and warranties claims are dynamic, as opposed to static, and change over time. Therefore, our expectation of losses at any point in time will necessarily change. As such, we would not characterize our changes to the secondary market reserve that reflect changes in estimate as continual under estimations, but rather a reflection of continuing changes to the various assumptions that drive our estimation process. Furthermore, we believe that our additions to the critical accounting policy as outlined in 3.a. and 3.b. above adequately inform our investors of the nature of the secondary market reserve.

Mr. Paul Cline Securities and Exchange Commission November 30, 2007 Page 6	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0102
Net Loss on Securities Available for Sale, page 34

Comment No. 4:	We note your response to comment 7 from our July 19, 2007 letter. Considering the materiality of the other than temporary impairment recognized, please revise your proposed disclosure to include additional details provided in your detailed response.

Response No. 4:
We will include the information from our response to comment 7 from the July 19, 2007 letter in the information in the MD&A section on page 34 and will adapt such information to Note 5 to our financial statements in our Annual Report on Form 10-K for 2006 as follows:
“The $6.1 million in impairment charges on our residual interest resulted from changes in the interest rate environment, benchmarking procedures applied against updated industry data and third party valuation data that resulted in adjusting the critical prepayment speed assumption utilized in valuing such security. Specifically, we completed a private securitization of home equity lines of credit in the fourth quarter of 2005. In determining the appropriate assumptions to model the transaction, we utilized our recent history of similar products, available industry information and advice from third party consultants experienced in securitizations. At the same time, we had observed prepayment speeds in the 30%-35% CPR range for our portfolio, which was consistent with the available industry data. After consulting with our advisors, we utilized a 40% CPR assumption in our modeling in order to reflect our belief that there would be only a modest increase in the prepayment speeds in the near term due to our expectations of interest rate movements and the possibility of an inverted yield curve. As short-term interest rates increased throughout the fourth quarter of 2005 and the first quarter of 2006 and the yield curve flattened, the prepayment speed of the portfolio increased at a much higher rate than anticipated. We attributed this to fixed rate loans that became available at lower rates than the adjustable-rate HELOC loans in the securitization pool. We also noted that this increased prepayment speed with HELOCs was occurring industry-wide. The appropriateness of adjusting the model’s prepayment speed upward was validated with both a third party valuation firm and with our own backtesting procedures. Based on this information, we adjusted our cash flow model to incorporate our updated prepayment speed during the first quarter of 2006. At March 31, 2006, a significant deterioration of the residual asset was determined to have occurred. We further analyzed the result and determined that approximately $3.5 million of the deterioration was other than temporary. An additional amount of the deterioration was deemed to be temporary and recorded as a portion of other comprehensive income. This was based on our belief, following further discussions with our advisors, that prepayment speeds would moderate during the year as the portfolio seasoned. However, as the yield curve continued to flatten and even invert during the third and fourth quarters of 2006, prepayment speeds not only failed to moderate,

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but actually accelerated. Additionally, based on our analysis, we did not believe that the inverted yield curve would only be a short-term phenomenon. Based on these factors and our cash flow models, we determined that additional permanent impairment had taken place. Such amounts were recorded as identified and resulted in the $6.1 million in impairment charges for 2006.”
Financial Statements
Consolidated Statement of Cash flows, page 62

Comment No. 5:	We note your response to comment 13 from our July 19, 2007 letter. Please provide us with the entire revised roll forward table and reconcile these amounts to the revised amounts in the statement of cash flows for 2006, 2005 and 2004.

Response No. 5:
The following table shows the activity in our portfolio of loans available for sale during the past five years with the requested reconciliation attached as Appendix B:
LOANS AVAILABLE FOR SALE ACTIVITY SCHEDULE

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
			(In thousands)
Balance, beginning of year	$1,773,394	$1,506,311	$2,759,551	$3,302,212	$2,746,791
Loans originated, net	18,057,340	25,202,205	31,943,915	55,866,218	43,703,804
Loans sold servicing retained, net	(13,974,425)	(21,608,937)	(27,749,138)	(49,681,387)	(39,261,704)
Loans sold servicing released, net	(2,395,466)	(1,855,700)	(1,352,789)	(2,461,326)	(1,297,372)
Loan amortization/ prepayments	(1,246,419)	(1,040,315)	(1,798,137)	(1,652,811)	(461,983)
Loans transferred from (to) various loan portfolios, net	974,370	(430,170)	(2,297,091)	(2,613,355)	(2,127,324)

Balance, end of year	$3,188,794	$1,773,394	$1,506,311	$2,759,551	$3,302,212

Mr. Paul Cline Securities and Exchange Commission November 30, 2007 Page 8	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0102
Note 26 — Derivative Financial Instruments, page 90
Comment No. 6:     We note your response to comment 24 from our July 19, 2007 letter.
a.	In the opening paragraph of your response you state that you have recorded ineffectiveness in your financial statements; however, such amounts have been insignificant. In your responses to c and d, it appears that you have not recorded ineffectiveness. Please clarify for us whether you have recorded ineffectiveness for your SFAS 133 hedges.

b.	Please tell us why you believe your cash flow hedging strategy related to forecasted deposit transactions meets the requirements of paragraph 29(a) of SFAS 133, as amended. We refer you to paragraph 459 of SFAS 133 which states that an entity must identify the hedged forecasted transaction with sufficient specificity to make it clear whether a particular transaction is a hedged transaction when it occurs. Based on the information provided, it appears that you do not identify the hedged transaction when it occurs but rather at the end of the month.

If you believe that your derivatives do not meet the requirements for cash flow hedge accounting, please restate your financial statements assuming no hedge accounting. If you believe the effect of the correction of the error is not material and a restatement is not required, please provide us with your SAB 99 materiality analysis, discontinue hedge accounting prospectively and correct the error in the next financial statements filed with the commission.

c.	We note you determined that the cash flow hedges of your trust preferred debt do not qualify for the short cut method. Please tell us the facts and circumstances related to these hedges and your determination that they do not qualify for short cut accounting and restate your financial statements assuming no hedge accounting. If you believe the effect of the correction of the error is not material and a restatement is not required, please provide us with your SAB 99 materially analysis, discontinue short cut accounting prospectively and correct the error in the next financial statements filed with the commission
Response No. 6:      Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 1.
6(a) — [***]

Mr. Paul Cline Securities and Exchange Commission November 30, 2007 Page 9	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0102
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 2.

6(b) — [***]

Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 3.

6(c) — [***]

* * * * * *
Flagstar Bancorp hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Paul Cline Securities and Exchange Commission November 30, 2007 Page 10	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0102
     We trust that the forgoing is responsive to your comments. If you have any questions or require further information, please contact the undersigned at (248) 312-5580 or Joel D. Murray, the Company’s Chief Accounting Officer, at (248) 312-6805.

Sincerely,

FLAGSTAR BANCORP, INC.

/s/ Paul D. Borja

	By:	Paul D. Borja
	Its:	Executive Vice President and
Chief Financial Officer

cc: Michael Volley, Staff Accountant

Mr. Paul Cline Securities and Exchange Commission November 30, 2007 Page A-1	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0102
APPENDIX A
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 4.
[***]

Mr. Paul Cline Securities and Exchange Commission November 30, 2007 Page A-2	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0102
APPENDIX A – (continued)
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 4.
[***]

Mr. Paul Cline Securities and Exchange Commission November 30, 2007 Page A-3	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0102
APPENDIX A – (continued)
Rule 83 confidential treatment request made by Flagstar Bancorp, Inc.; Request Number 4.
[***]

Mr. Paul Cline Securities and Exchange Commission November 30, 2007 Page B-1	Confidential Treatment Requested By Flagstar Bancorp, Inc.: FB-0102
APPENDIX B
Loan Available for Sale Activity Schedule
Reconciliation to Statement of Cash Flows
From 2006 10K
(In thousands)

	2006		2005		2004
	Per Cash	Per Asset	Per Cash	Per Asset	Per Cash	Per Asset
	Flow Stmt	Rollforward	Flow Stmt	Rollforward	Flow Stmt	Rollforward

Balance, beginning of year	$(1,773,394)	$1,773,394	$(1,506,311)	$1,506,311	$(2,759,551)	$2,759,551

Loans originated net		18,057,340		25,202,205		31,943,915
Loan amortization/ prepayment		(1,246,419)		(1,040,315)		(1,798,137)

Loans transferred from (to) various loan portfolios, net		974,370		(430,170)		(2,297,091)

Origination and repurchase of mortgage loans available for sale, net of principle repayments	(16,908,173)		(21,808,515)		(24,737,431)

Net gain on loan sales	(42,381)		(63,580)		(77,819)

Non-cash reclass of payments	(834,737)		(1,859,625)		(3,033,437)

	(17,785,291)	17,785,291	(23,731,720)	23,731,720	(27,848,687)	27,848,687

Loans sold servicing retained, net		(13,974,425)		(21,608,937)		(27,749,138)
Loans sold servicing released, net		(2,395,466)		(1,855,700)		(1,352,789)

Proceeds from sales of loans available for sale	14,794,459		22,656,586		28,783,899

Non-cash creation of MSR’s	223,934		328,954		318,028

Non-cash creation of residuals	22,466		26,148

Non-cash reclass of proceeds	1,329,032		452,949

	16,369,891	(16,369,891)	23,464,637	(23,464,637)	29,101,927	(29,101,927)

Balance, end of the year	$(3,188,794)	$3,188,794	$(1,773,394)	$1,773,394	$(1,506,311)	$1,506,311